

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Dennis Zeitler
Senior Vice President – Finance,
 Principal Financial and Accounting Officer
Mine Safety Appliances Company
121 Gamma Drive
Pittsburgh, Pennsylvania 15238

>   **Re: Mine Safety Appliances Company**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-15579**

Dear Mr. Zeitler:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements, page 32

Note 19 – Contingencies, page 58

1.   We see that you are currently involved in coverage litigation with several of your insurance carriers regarding their refusal to pay amounts that you believe are due to you under these policies. We further note your disclosure that receivables from insurance carriers totaled $91.7 million at December 31, 2009. Please tell us how much out of $91.7 million of receivables relates to the amounts currently in litigation. Also, please tell us how you determined these amounts are fully recoverable, as you disclose, and are appropriately recorded as receivables. Please cite the applicable GAAP literature upon which you based your accounting.

Item 9A. Controls and Procedures, page 63

2.   We note your disclosure that your principal executive officer and principal financial
        officer, concluded that the Company's disclosure controls and procedures are effective to
        ensure that the information required to be disclosed by the Company in reports that it
        files or submits under the Exchange Act is recorded, processed, summarized and reported
        within the time periods specified in Securities and Exchange Commission rules and
        forms. Revise future filings to clarify, if true, that your officers concluded that your
        disclosure controls and procedures are also effective to ensure that information required
        to be disclosed in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your chief executive
        officer and chief financial officer, to allow timely decisions regarding required
        disclosure. See Exchange Act Rule 13a-15(e).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3640 if you have
any questions regarding this comment. In this regard, do not hesitate to contact Jeff Jaramillo,
Accounting Branch Chief, at (202) 551-3212.

                                        Sincerely,

                                        Julie Sherman
                                        Accounting Reviewer